BCE Emergis

03045442

December 2, 2003

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450, 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

SUPPL

Dear Sir or Madam:

John Sypnowich
General Counsel

Re: BCE Emergis Inc. (the "Corporation")
File No. 82-5206
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Quarterly Report to Shareholders for Third Quarter 2003 dated October 21, 2003;
- Press release entitled "BCE Emergis provides Bell ExpressVu with webdoxs, Canada's leading online bill delivery service" dated November 12, 2003;
- News release entitled "BCE Emergis to acquire WARE Solutions" dated November 18, 2003; and
- Press release entitled "BCE Emergis' webdoxs reaches 720,000 registrations" dated November 27, 2003.

If you have any questions with respect to the attached, please call the undersigned at (514) 868-2341. Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

JS/kg
Encl.

PROCESSED
JAN 13 2004
THOMSON
FINANCIAL

BCE Emergis Inc.
1155 René-Lévesque Blvd. West
Suite 2200
Montréal, Québec
H3B 4T3
Tel.: 514-868-2341
Telec.: 514-868-2340

BCE Emergis

Quarterly Report to Shareholders

Third Quarter 2003

BCE Emergis reports higher profitability

- *Revenue of $117.2 million*
- *EBITDA of $20.2 million, up 9% from Q3 2002; margin at 17 per cent*
- *Net income of $6.2 million, up 29% from Q3 2002; EPS of $0.06*
- *Visa Commerce moves ahead*
- *Revised arrangement with Freddie Mac for eLending*
- *Renews contract with Kentucky Medicaid for US$9.4M*
- *Joins with Bell West in Alberta government contract*

Montréal, Québec (Canada) October 21, 2003—BCE Emergis Inc. (TSX: IFM), a leading North American eBusiness company, today announced its quarterly financial results for the three-month period ended September 30, 2003. The Company reported sequential quarterly and year-over-year growth in EBITDA and net income.

Total revenue for the third quarter came in at $117.2 million compared to $124.0 million for the second quarter 2003 and with $135.1 million for the third quarter 2002. On a sequential quarterly basis, the decrease was due to the impact of a stronger Canadian dollar on U.S.-sourced revenue, lower non-core revenue and lower revenue from eHealth Solutions. The year-over-year decrease was due to lower non-core revenue, and to lower core revenue mainly as a result of the negative impact of foreign exchange.

Core revenue (which excludes revenue from the distribution agreement with Bell Canada for legacy products (Bell legacy contract) and other non-core and exited products) for the current period was $91.2 million compared with $95.8 million in the second quarter of 2003 and to $98.6 million in the third quarter of 2002. Excluding the impact of the appreciation of the Canadian dollar since the end of last year, total core revenue would have reached approximately $97.9 million in the current quarter. On a year-over-year basis, quarterly core recurring revenue from eFinance Solutions increased 2% and that from eHealth Solutions (Canada) increased 21%.

Growth in both EBITDA[1] and net income during the quarter was the result of continuing strict cost containment. EBITDA was up 2% to $20.2 million (17 per cent of revenue) compared to $19.9 million (16 per cent of revenue) in the second quarter of 2003 and up 9% compared with $18.5 million (14 per

[1] EBITDA used in this quarterly report does not have a meaning under Canadian Generally Accepted Accounting Principles (GAAP) and therefore may not be comparable to similar measures presented by other publicly traded companies. It is defined as earnings before depreciation, amortization of intangibles, interest, write-down of assets, other expenses or income and income taxes. No reconciliation is provided in the Interim Consolidated Statement of Earnings.

cent of revenue) in the corresponding period in 2002. Net income for the third quarter 2003 was $6.2 million, up 5% compared with $5.9 million in the second quarter 2003 and up 29% compared to $4.8 million in the third quarter 2002. Fully diluted EPS was $0.06 per share compared to $0.06 in the second quarter 2003 and with $0.05 in the third quarter 2002. The impact of the stronger Canadian dollar has had a significantly lesser impact on EBITDA and EPS than it has had on revenue or operating expenses, since the Company's revenue and related operating expenses are for the most part geographically aligned.

"We are continuing to deliver strong profitability. So far this year, we are seeing some growth in core recurring revenue in all areas of eFinance and in the Canadian operations of eHealth despite the challenging market for our solutions," declared Tony Gaffney, BCE Emergis chief executive officer. "Revenue growth remains a key issue for us. It is front and centre in our annual strategic planning process that is now well underway. We are continuing our review of the strategic fit of all of our lines of business and will be focusing on those with the greatest opportunity for growth."

REVENUE HIGHLIGHTS FOR THE QUARTER

Three-month periods ended September 30, 2003, June 30, 2003 and September 30, 2002 in millions of Canadian dollars:

	Q3 2003	Q2 2003	Q3 2002
Core eFinance Solutions	39.0	39.4	33.9
Core eHealth Solutions	52.2	56.4	64.7
Total core revenue	**91.2**	**95.8**	**98.6**
Non-core revenue	26.0	28.2	36.5
Total revenue	**117.2**	**124.0**	**135.1**

- Revenue totalled $117.2 million in the third quarter compared to $124.0 million in the second quarter of 2003 and with $135.1 million in the third quarter of 2002.
- Recurring revenue stood at $104.2 million or 89 per cent of total revenue compared with $122.8 million or 91 per cent of total revenue in the third quarter of 2002. Non-recurring revenue was $13.0 million compared to $12.3 million last year.
- U.S.-sourced revenue was 44 per cent of total revenue in the current quarter compared with 43 per cent in the corresponding quarter of 2002.
- Core revenue for the period was $91.2 million compared with $95.8 million in the second quarter of 2003 due to lower revenue from eHealth Solutions and to the impact of foreign exchange. On a year-over-year basis, core revenue decreased from $98.6 million in the third quarter of 2002.
- Core recurring revenue was $79.1 million in the third quarter of 2003, compared to $83.1 million for the second quarter of 2003 and with $87.5 million for the third quarter of 2002. In the sequential quarterly comparison, a lower contribution from eHealth Solutions and the impact of foreign exchange were responsible for the decrease. The year-over-year decrease was due to the impact of foreign exchange and a lower contribution from eHealth Solutions (U.S.), partly offset by a higher contribution from eFinance Solutions.
- Total non-core revenue for the third quarter of 2003 was $26.0 million compared with $36.5 million in the third quarter of 2002, representing a decrease in overall revenue of $10.5 million year over year, of which $5.8 million related to the Bell legacy contract.

FINANCIAL HIGHLIGHTS FOR THE NINE MONTHS

Nine-month periods ended September 30, 2003 and 2002 in millions of Canadian dollars:

	9 months 2003	9 months 2002
Core eFinance Solutions	114.0	93.5
Core eHealth Solutions	167.5	198.1
Total core revenue	**281.5**	**291.6**
Non-core revenue	83.8	117.4
Total revenue	**365.3**	**409.0**

- Revenue totalled $365.3 million in the first nine months of 2003 compared with $409.0 million in the corresponding period in 2002.
- Core revenue for the period was $281.5 million compared to $291.6 million in 2002 as a result of lower eHealth Solutions revenue and the impact of a stronger Canadian dollar, partly offset by increases in core revenue from all lines of business in eFinance Solutions.
- Core recurring revenue was $245.9 million in the first nine months of 2003 compared with $259.3 million in 2002. The year-over-year decrease was due to a lower contribution from eHealth Solutions (U.S.), partly offset by higher eFinance Solutions revenue.
- EBITDA in the first nine months of 2003 was $58.4 million or 16 per cent of revenue, compared to $9.4 million (before restructuring and other charges) or 2 per cent of revenue in the prior year. As a result of the streamlining of the Company's lines of business and a cost reduction program initiated in the second quarter of 2002, operating costs for the nine months of 2003 were some $75.8 million lower than those reported in the first nine months of 2002 excluding restructuring and other charges.
- Net income for the nine months was $16.9 million (fully diluted EPS of $0.16 per share) compared to a loss of $21.8 million ($0.21 loss per share) before restructuring and other charges. Reported net loss for the first nine months of 2002 was $(118.9) million ($1.17 loss per share).

FINANCIAL POSITION AT SEPTEMBER 30

The Company strengthened its financial position during the quarter, increasing cash on hand to $126.9 million from $102.9 million at June 30, 2003 and lowering its total debt to $36.5 million or 6% of total capital. The increase in cash during the quarter was due primarily to a $30.5 million USD payment received from Freddie Mac, net of the repayment of $12.0 million USD in promissory notes issued to Freddie Mac last year.

In the last 12 months, the Company has generated $87.4 million in cash fow from operating activities, $48.5 million excluding the above-mentioned transactions with Freddie Mac.

OPERATING HIGHLIGHTS FOR THE QUARTER

eFinance Solutions business unit

This unit's overall revenue slightly decreased to $62.6 million (53% of total revenue) from $65.6 million (48% of total revenue) for the same quarter last year. This unit's core revenue increased $5.1 million or 15% to $39.0 million in 2003 compared to $33.9 million in 2002.

eInvoicing patent enforced

In the ePayment Solutions area, the Company settled patent infringement litigation against a major electronic bill presentment and payment vendor by entering into a cross-license arrangement. The out-of-court settlement, which provided for payments to BCEEmergis totaling more than $1 million dollars along with the cross-license of technology, has set an important precedent in enforcing the Company's patent for its biller-direct electronic invoicing technology. BCE Emergis believes it has a significant asset in this patent and this settlement is part of its ongoing strategy to protect and enforce its intellectual property.

Visa Commerce initiative moves forward

Substantial progress has been made with the Visa Commerce ePayment initiative since BCEEmergis delivered a production version of the software to Visa USA. Since then, the software has cleared Visa's rigorous verification process and the initiative is moving from the pilot phase into production, as Visa and its Member banks involved in the pilot begin to implement customers. The start-up of commercial transactions is expected by year-end. In addition, a pilot involving cross-border payment transactions is in the planning stages with Visa International.

Revised arrangement with Freddie Mac

In the eLending area, BCE Emergis and Freddie Mac have agreed to negotiate the marketing of BCE Emergis' on-line workflow and processing tools for mortgages in the U.S. These negotiations are part of an overall agreement reached by the parties that included the termination of an existing marketing agreement. Under the terms of this agreement, Freddie Mac paid $30.5 million USD representing an acceleration of previous financial commitments and BCE Emergis repaid the $12.0 million USD promissory note issued to Freddie Mac in connection with its acquisition of Freddie Mac's on-line mortgage processing and closing technology tools last year.

BCE Emergis intends to use the funds received from Freddie Mac to continue lender and settlement report vendor implementations, complete the development of its comprehensive eLending mortgage loan processing platform, and assist in the deployment of its services. With this agreement, the Company will have increased flexibility to intensify marketing and channel activities in order to accelerate the pace of adoption of eLending. It will continue to develop existing relationships, while developing new channel relationships to help deliver eLending solutions.

eLending platform expanded

The Company continued to expand and improve its mortgage loan-processing platform with the addition of closing management functionality. With Emergis® Electronic Closing Services, parties involved in the loan closing process are able to perform many traditionally paper-intensive loan closing functions on-line. The new functionality enables efficient communication, improves document/data management and storage processes, and allows document review and error correction prior to closing—saving time, cost, and frustration for everyone. Electronic signature and storage capabilities will be the next significant additions to the eLending platform in 2003.

Government of Alberta contract awarded

Just after quarter-end, the Government of Alberta selected BCE Emergis eBusiness Solutions, through its channel partner Bell West Inc., for the Initial Operational Capability (IOC) phase of the Alberta Secure Access Project (ASAP). ASAP is a platform to establish and confirm authentication and authorization for all government ministries, ensuring a secure electronic environment which allows Albertans and other stakeholders to gain access to government applications on-line at anytime and from anywhere.

The IOC phase includes the initial infrastructure and implementation of the service and the integration of two existing government applications (Electronic Health Record and Online

Transcripts Request). Upon success of this initial phase, a five-year contract for the operations and implementation of the ASAP platform is expected to be signed.

eHealth Solutions business unit

This unit generated revenue of \$54.6 million (47% of total revenue) during the current period compared with \$69.5 million (52% of total revenue) for the same period in 2002. Core revenue was \$52.2 million for the current period compared with \$64.7 million for the same period in 2002, mainly due to lower core revenue from our eHealth Solutions (U.S.) operations and to the negative impact of foreign exchange.

Kentucky Medicaid contract renewed

In the U.S., the Company, through a competitive bidding process, renewed its contract with the Commonwealth of Kentucky's Medicaid Services to perform utilization reviews for the Medicaid program. The one-year, \$9.4 million USD contract covers some 565,000 Medicaid beneficiaries in the Commonwealth and may be renewed for two additional terms. The new agreement adds a number of programs and expands existing services eligible for review, resulting in an increased contract value of approximately \$1 million USD per year.

Health risk assessment tool added to care management suite

The Company also signed an agreement with U.S.-based TRALE, Inc. to provide a health risk assessment tool aimed at reducing health care costs. With this agreement, BCE Emergis' care management unit will offer automated, self-scoring questionnaires for group benefit plan members designed to assess wellness and provide recommendations for healthy lifestyle changes. The program also aggregates data to help employers and other health plan sponsors segment plan populations and target benefits to members based on health condition.

WSIB provider base expanded

In Canada, BCE Emergis has extended availability of its web-enabled Emergis® Bill Submission and Payment Solution to audiologists and hearing instrument practitioners in Ontario, allowing them to join the list of health care providers automatically and seamlessly submitting bills and receiving payment for workers' compensation claims from the Ontario WSIB. BCE Emergis Health Claim Management services increase operational efficiencies on behalf of health care payers and providers by enabling the electronic validation, authorization and payment of their health insurance claim related bills.

OCTOBER 21, 2003 CONFERENCE CALL AND WEBCAST

The Company will hold a conference call and live webcast today at 6:00 p.m. to discuss its financial results for the third quarter 2003. To participate, interested stakeholders can dial toll-free at (800) 273-9672, and in Toronto at (416) 695-5806. The third quarter 2003 news release, as well as a supplemental information package, will be posted on www.emergis.com after 4:00 p.m. The news release will also be available through CCNMatthews.

The instant replay of the webcast will be available for 48 hours starting at 8:00 p.m. today. To listen, interested participants should dial the following toll-free number: (800) 408-3053; in Toronto: (416) 695-5800. The access code is 1354623.

ABOUT BCE EMERGIS

BCE Emergis supplies eBusiness solutions to the financial services and health industries in North America, automating transactions between companies and allowing them to interact and transact electronically. The Company also provides cost containment services for medical claims, mainly through its preferred provider network. Its leading technologies are centred on claims and loan-related document processing, electronic bill presentment and payment solutions.

BCE Emergis customers include leading North American health insurers, top U.S. banks, the top six Canadian banks and a number of North America's largest enterprises. The Company's shares (TSX: IFM) are included in the S&P/TSX Composite Index.

For more information, visit the Company's web site at www.emergis.com.

Certain statements made in this press release are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Other factors that could cause results or events to differ materially from current expectations include, among other things: general and economic factors; adoption of eBusiness, the adoption rate of our solutions by customers; response to industry's rapid pace of change; competition; operating results; success of U.S.-based operations; control by BCE; integration of past acquisitions; strategic relationships; dependence on contracting medical service providers; exposure to professional liability; defects in software or failures in the processing of transactions; security and privacy breaches; key personnel; protection of intellectual property; intellectual property infringement claims; integrity of public key cryptography technology; and industry and government regulation. For additional information with respect to certain of these and other factors, refer to BCE Emergis Inc.'s Annual Report (Management Discussion and Analysis) and the BCE Emergis Inc. Annual Information Form (Risks and Uncertainties) filed with the Canadian securities commissions.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT THE EXPECTATIONS OF BCE EMERGIS INC. AND ITS SUBSIDIARIES AS AT OCTOBER 21, 2003 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, BCE EMERGIS INC. AND ITS SUBSIDIARIES DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

-30-

For additional information:

Mark Boutet
Corporate Communications
(514) 868-2358
mark.boutet@emergis.com

John Gutpell
Investor Relations
(514) 868-2232
john.gutpell@emergis.com

BCE Emergis

Consolidated Statements of Earnings

(millions of Canadian dollars, except income (loss) per share and number of shares)	For the three month period ended September 30, 2003 (unaudited)	For the three month period ended September 30, 2002 (unaudited)	For the nine month period ended September 30, 2003 (unaudited)	For the nine month period ended September 30, 2002 (unaudited)
Revenue	117,2	135,1	365,3	409,0
Direct costs	25,5	29,8	78,2	95,1
Gross margin	91,7	105,3	287,1	313,9
Expenses				
Operations	36,9	44,1	121,2	143,1
Sales and marketing	9,6	15,7	33,6	54,3
Research and development, net	12,3	15,7	36,3	63,2
General and administrative	12,7	11,3	37,6	43,9
Restructuring and other charges	-	-	-	119,0
	71,5	86,8	228,7	423,5
Earnings (loss) before under noted items	20,2	18,5	58,4	(109,6)
Depreciation	5,4	5,9	16,5	19,0
Amortization of intangibles	7,5	8,6	23,5	33,0
Interest income	(4,8)	(0,9)	(13,3)	(2,7)
Interest on long-term debt	0,8	1,1	3,1	3,2
(Gain) loss on sale of marketable securities and other assets	-	(0,1)	(1,2)	0,1
Loss on foreign exchange	0,2	0,4	0,9	0,4
Other	-	(0,8)	(0,2)	(0,7)
Income (loss) before income taxes	11,1	4,3	29,1	(161,9)
Income taxes				
Current	4,4	11,7	6,0	13,7
Future	0,5	(12,2)	6,2	(56,7)
	4,9	(0,5)	12,2	(43,0)
Net income (loss)	6,2	4,8	16,9	(118,9)
Basic income (loss) per share ($)	0,06	0,05	0,17	(1,17)
Diluted income (loss) per share ($) (note 3)	0,06	0,05	0,16	(1,17)
Weighted average number of shares outstanding used in computing basic income (loss) per share	102 752 341	101 526 945	102 239 248	101 425 936
Weighted average number of shares outstanding used in computing diluted income (loss) per share	104 695 876	105 774 160	104 217 934	101 425 936

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

BCE Emergis

Consolidated Statements of Deficit

(millions of Canadian dollars)	For the nine month period ended September 30, 2003	For the nine month period ended September 30, 2002
	(unaudited)	(unaudited)
Deficit - beginning of period	(1 080,1)	(786,4)
Adjustment related to the adoption of new accounting recommendations relating to goodwill and other intangible assets		(183,4)
Net income (loss)	16,9	(118,9)
Deficit - end of period	(1 063,2)	(1 088,7)

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

BCE Emergis

Consolidated Balance Sheets

(millions of Canadian dollars)	As at September 30, 2003	As at December 31, 2002
	(unaudited)	(audited)
ASSETS		
Current		
Cash and cash equivalents	126,9	107,0
Accounts receivable	59,2	57,8
Future income taxes (note 8)	4,7	7,5
Other current assets	35,2	10,4
	226,0	182,7
Fixed assets	43,0	46,9
Intangible assets	60,2	87,0
Goodwill	252,3	291,2
Future income taxes	120,4	131,4
Other long-term assets	55,4	74,0
	757,3	813,2
LIABILITIES		
Current		
Accounts payable and accrued liabilities	119,9	120,2
Deferred revenue and credits (note 4)	49,4	22,1
Current portion of long-term debt	22,2	26,1
	191,5	168,4
Deferred credits and other	5,8	7,0
Long-term debt (note 5)	14,3	35,9
	211,6	211,3
SHAREHOLDERS' EQUITY (note 6)		
Capital stock	1 549,1	1 562,6
Contributed surplus	74,0	64,2
Deficit	(1 063,2)	(1 080,1)
Foreign currency translation adjustment	(14,2)	55,2
	545,7	601,9
	757,3	813,2

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

BCE Emergis

Consolidated Statements of Cash Flows

(millions of Canadian dollars)	For the three month period ended September 30, 2003	For the three month period ended September 30, 2002	For the nine month period ended September 30, 2003	For the nine month period ended September 30, 2002
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Operating activities				
Net income (loss)	6,2	4,8	16,9	(118,9)
Depreciation and amortization	12,9	14,5	40,0	52,0
(Gain) loss on sale of marketable securities and other assets	-	(0,1)	(1,2)	0,1
Future income taxes	0,5	(12,2)	6,2	(56,7)
Non-cash portion of restructuring and other charges	-	-	0,4	67,2
Other	(0,1)	0,2	(0,5)	0,3
Changes in working capital	36,0	14,3	12,0	57,6
Cash flows from operating activities	55,5	21,5	73,8	1,6
Investing activities				
Additions to capital assets	(3,3)	(5,6)	(8,7)	(14,0)
Acquisitions	(3,9)	(6,4)	(3,9)	(31,3)
Proceeds on sale of marketable securities and other assets	-	0,6	1,2	2,7
Loan receivable	-	-	-	0,7
Cash flows used for investing activities	(7,2)	(11,4)	(11,4)	(41,9)
Financing activities				
Repayment of long-term debt	(24,1)	(10,9)	(36,8)	(22,8)
Issue of common shares	-	-	-	0,4
Cash flows used for financing activities	(24,1)	(10,9)	(36,8)	(22,4)
Foreign exchange (loss) gain on cash held in foreign currencies	(0,2)	0,8	(5,7)	0,4
Cash and cash equivalents				
Increase (decrease)	24,0	-	19,9	(62,3)
Balance, beginning of period	102,9	121,0	107,0	183,3
Balance, end of period	126,9	121,0	126,9	121,0
Supplemental disclosure of cash flow information				
Interest paid	0,9	1,2	3,0	3,3
Income taxes paid	0,2	1,6	2,4	8,9
Non-cash investing and financing activities				
Additions to fixed and intangible assets financed	1,5	2,3	10,5	7,0
Common shares issued related to acquisitions	6,4	-	8,9	-

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2003

(In millions of Canadian dollars except share data) (unaudited)

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies as were used for the consolidated financial statements for the year ended December 31, 2002, except as discussed below. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2002 and the notes thereto in the 2002 Annual Report.

1. Summary of Significant Accounting Policies

Basis of presentation

The consolidated financial statements of BCE Emergis have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of all its subsidiaries. Certain prior period figures have been reclassified to conform with the current period's presentation.

Fixed assets

The Company reviewed the useful lives of certain of its fixed assets. As a result, effective January 1, 2003, the useful life of certain computer equipment and assets under capital lease have been extended from three years to a maximum of five years. This change in estimate has been accounted for prospectively since January 1, 2003 with no restatement of prior period amounts. The impact of this change in estimate resulted in a $0.5 million and $1.5 million reduction in depreciation expense for the three-month and nine-month periods ended September 30, 2003, respectively.

Disclosure of Guarantees

Effective January 1, 2003, the Company adopted Accounting Guideline 14 (AcG-14) Disclosure of guarantees. The purpose of this Guideline is to improve the transparency of the guarantor's disclosures relating to obligations and risks arising from guarantees given regardless of whether it will have to make payments under the guarantees. Disclosure of this new accounting guideline has been provided in note 9 to the interim financial statements.

Disposal of long-lived assets and discontinued operations

Effective May 1, 2003, the Company adopted the requirements of the Canadian Institute of Chartered Accountants (CICA) Handbook, section 3475, Disposal of long-lived assets and discontinued operations. This section provides guidance on recognizing, measuring, presenting, and disclosing long-lived assets to be disposed of. This section also replaces the disposal provisions in Section 3061, Property, plant and equipment, and Section 3475, Discontinued operations. This section provides criteria for classifying assets as held for sale. It requires an asset classified as held for sale to be measured at the lesser of its cost and fair value less disposal costs. The section also provides criteria for classifying a disposal as a discontinued operation and specifies the presentation of and disclosures for discontinued operations and other disposals of long-lived assets. This section came into effect for disposal activities started on or after May 1, 2003. The adoption of these requirements had no impact on the interim financial statements.

Future accounting changes

The CICA issued new Handbook Section 3063, Impairment of long-lived assets. This section provides guidance on recognizing, measuring and disclosing the impairment of long-lived assets. This section also replaces the write-down provisions in Section 3061, Property, plant and equipment. Effective January 1, 2004, the Company will adopt the standard requiring the recognition of an impairment loss for a long-lived asset to be held and used when events or changes in circumstances cause its carrying value to exceed the total undiscounted cash flows expected from its use and eventual disposition. The impairment loss is calculated by deducting the fair value of the asset from its carrying value. Management does not expect the adoption of this new standard to have a significant impact on the financial statements.

(In millions of Canadian dollars except share data) (unaudited)

2. Stock-based Compensation

Effective January 1, 2002, the Company adopted the recommendations of CICA Handbook Section 3870, Stock-based compensation and other stock-based payments. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services and applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments. This Section sets out a fair value based method of accounting and is required for certain stock-based transactions and applies to awards granted on or after January 1, 2002. In accordance with Handbook Section 3870, the Company has elected to continue to account for employee stock options by measuring compensation cost for these options as the excess, if any, of the quoted market price of the Company's common shares at the date of grant over the amount an employee must pay to acquire the common shares. The total number of outstanding stock options granted to employees was 5,920,218 as at September 30, 2003.

The following outlines the impact and underlying assumptions had the Company used the fair value based method of accounting for awards granted on or after January 1, 2002 to determine the compensation cost for the Company's stock-based employee compensation plans.

	For the three-month period ended September 30		For the nine-month period ended September 30	
	2003	2002	2003	2002
Net income (loss), as reported	6.2	4.8	16.9	(118.9)
Adjustment to net income (loss)	(1.9)	(2.6)	(5.5)	(6.7)
Pro forma net income (loss)	4.3	2.2	11.4	(125.6)
Pro forma basic and diluted income (loss) per share ($)	0.04	0.02	0.11	(1.24)
Assumptions used in the Black-Scholes option pricing model for awards granted during the period:				
Dividend yield	0.0%	0.0%	0.0%	0.0%
Expected volatility	75.0%	101.2%	75.0%	96.9%
Risk-free interest rate	3.53%	4.07%	3.90%	4.45%
Expected life (years)	4	4	4	4
Weighted-average grant date fair value ($)	3.67	5.60	4.27	19.48

(In millions of Canadian dollars except share data) (unaudited)

3. Net income per share

The reconciliation of diluted income per share in the current period is presented below:

	For the three-month period ended September 30, 2003			For the nine-month period ended September 30, 2003		
	Net income (numerator)	Number of shares (denominator)	Per share amount ($)	Net income (numerator)	Number of shares (denominator)	Per share amount ($)
Net income attributable to common shareholders	6.2	102,752,341	0.06	16.9	102,239,248	0.17
Dilutive options		21,713			56,864	
Dilutive common shares to be issued related to acquisitions		1,921,822			1,921,822	
Net income attributable to common shareholders and assumed conversions	6.2	104,695,876	0.06	16.9	104,217,934	0.16

	For the three-month period ended September 30, 2002		
	Net income (numerator)	Number of shares (denominator)	Per share amount ($)
Net income attributable to common shareholders	4.8	101,526,945	0.05
Dilutive options		38,549	
Dilutive common shares to be issued related to acquisitions		4,208,666	
Net income attributable to common shareholders and assumed conversions	4.8	105,774,160	0.05

For the following period, no dilution impact was calculated due to the net loss incurred in the period. The following securities were excluded from the computation of dilutive net loss per share as their effect would have been antidilutive. Such securities consist of the following:

(number of shares)	For the nine-month period ended September 30, 2002
Options	6,683,182
Warrants	900,000
Common shares to be issued related to acquisitions	4,208,666

(In millions of Canadian dollars except share data) (unaudited)

4. Deferred revenue and credits

In September 2003, the Company signed a new agreement with The Federal Home Loan Mortgage Corporation ("Freddie Mac") which replaced the original marketing agreement signed in September 2002. Under the terms of the new agreement, Freddie Mac paid $30.5 million USD ($41.2 million CAD) to the Company in September 2003, representing an acceleration of previous financial commitments, a portion of which was used to fund current vendor implementations. The remaining amount of $38.9 million will be used to fund future vendor implementations, complete development of the Company's eLending products, and assist in the deployment of eLending services. This remaining amount has been presented as deferred revenue and credits on the balance sheet at September 30, 2003. As a result of this agreement the warrants, issued to Freddie Mac in September 2002, were extinguished.

5. Long-term debt

In September 2003, as part of the new arrangement with Freddie Mac the Company repaid the $12.0 million USD ($16.2 million CAD) note payable issued in September 2002.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2003

(In millions of Canadian dollars except share data) (unaudited)

6. Equity Components

The stated capital stock as at September 30, 2003 is detailed as follows:

	Number of shares	Issued and fully paid	Not issued and not fully paid	Options issued as part of acquisition
Balance at January 1, 2003	101,896,418	1,514.0	34.0	14.6
Issue of common shares (a)	15,012	-	-	-
Issue of common shares (b)	319,672	2.5	(2.5)	-
Issue of common shares (c)	739,612	4.4	(6.3)	-
Issue of common shares (d)	246,041	2.0	(13.6)	-
Balance at Septembe r 30, 2003	103,216,7	1,522.9	11.6	14.6

Contributed Surplus:

Balance at January 1, 2003	64.2
Amount related to AHC acquisition (c)	0.8
Amount related to BCE Emergis Technologies, Inc. acquisition (d)	9.0
Balance at September 30,2003	74.0

(a) 15,012 stock options were exercised to purchase 15,012 common shares for cash consideration of $9 thousand.

(b) During the second quarter 319,672 common shares for a value of $2.5 million were issued representing the first instalment in relation to the second of three anniversary payments relating to the AHC acquisition in June 2001 as per a new agreement entered into June 2003. This new agreement splits the second anniversary payment into 4 equal monthly instalments which commenced in June 2003. All other conditions pertaining to this new agreement have remained unchanged.

(c) During the period 739,612 common shares for a value of $4.4 million were issued representing the July and August monthly instalments relating to the AHC acquisition in June 2001 as per the amended agreement of June 2003. The Company exercised its option to settle the September instalment with a cash payment of $0.8 million USD ($1.1 million CAD) and a future cash payment of $0.8 million ($1.1 million CAD) payable on January 1, 2004. An amount of $0.8 million representing the differential between the share value and the estimated share value at June 28, 2001, was attributed to contributed surplus.

(d) During the period 246,041 common shares for a value of $2.0 million were issued for the third and final instalment payment relating to the acquisition of BCE Emergis Technologies, Inc. The Company settled 20% of the instalment balance with a cash payment of $1.8 million USD ($2.6 million CAD). An amount of $9.0 million representing the differential between the share value and the estimated share value at September 30, 2001, was attributed to contributed surplus.

Stock option plans:

Stock option plans for common shares at prices ranging from $0.44 to $172.80 per share and expiry dates up to 2010	6,050,218 options

(In millions of Canadian dollars except share data) (unaudited)

6. Equity Components (continued)

Warrants:

From time to time, the Company enters into formal business arrangements for the use and distribution of certain technology solutions with strategic partners. Under the terms of such arrangements, the partners may acquire warrants to purchase shares of the Company.

The following table summarizes warrant activity:

September 30, 2003	Number of warrants outstanding (1)	Number of warrants exercisable (1)	Exercise price of warrants exercisable
Outstanding – January 1, 2003	900,000	550,000	$59.20
Expiration of Warrants (2)	(250,000)	(250,000)	$73.55
Outstanding – September 30, 2003	650,000	300,000	$47.24

(1) Warrants are convertible into common shares of the Company on a 1:1 basis.

(2) The warrants granted to shareholders of a company in which BCE Emergis had an investment accounted for as a portfolio investment were extinguished due to the liquidation of this company in 2002. The remaining 250,000 warrants expired during the first quarter as a result of the termination of contractual relationships with that company.

The non-exercised warrants will become exercisable upon the attainment of certain contractual arrangements and the exercise price will be determined at that time. The warrants expire on December 31, 2006. No amount has been recorded in the financial statements as a result of these arrangements.

7. Operating Segment Information

The Company focuses its activities in two business units (eFinance Solutions and eHealth Solutions), offering a full suite of products to companies in transaction-intensive, financial services and health sectors. The following table shows the activities of each of the two business units:

For the three-month period ended September 30	eFinance Solutions		eHealth Solutions		Total	
	2003	2002	2003	2002	2003	2002
Revenues	62.6	65.6	54.6	69.5	117.2	135.1
Direct costs	16.1	21.4	9.4	8.4	25.5	29.8
Gross margin	46.5	44.2	45.2	61.1	91.7	105.3
Goodwill as at Sept. 30	15.5	18.1	236.8	274.1	252.3	292.2

For the nine-month period ended September 30	eFinance Solutions		eHealth Solutions		Total	
	2003	2002	2003	2002	2003	2002
Revenues	188.8	196.3	176.5	212.7	365.3	409.0
Direct costs	50.0	68.1	28.2	27.0	78.2	95.1
Gross margin	138.8	128.2	148.3	185.7	287.1	313.9
Goodwill as at Sept. 30	15.5	18.1	236.8	274.1	252.3	292.2

(In millions of Canadian dollars except share data) (unaudited)

7. Operating Segment Information (continued)

There are no inter-segment transactions or significant differences between segment and corporate accounting policies.

All of the Company's business units share in the use of its capital asset infrastructure. As a result, the Company does not disclose a measure of total assets by business unit. In addition, the asset allocation is not used by the Company in its management reporting for decision-making purposes.

Geographic information

The following table sets out certain geographical information relative to the Company which differs from the business units of the Company:

	Three-month period ended September 30		Nine-month period ended September 30	
Revenue	**2003**	**2002**	**2003**	**2002**
Canada	65.7	76.4	201.4	239.5
United States	51.5	58.7	163.9	169.5
Total	**117.2**	**135.1**	**365.3**	**409.0**

8. Related Party Information

The following transactions occurred in the normal course of operations with BCE Inc., the parent company, and other companies in the BCE group subject to common control during the respective periods and were measured at the exchange value, which is the amount established and agreed to by the related parties:

	Three-month period ended September 30		Nine-month period ended September 30	
	2003	**2002**	**2003**	**2002**
Revenue [(a)]	19.5	33.1	69.5	109.7
Direct costs	15.9	22.8	49.2	67.5
Expenses	12.9	22.0	41.2	42.0
Interest income	4.3	-	11.9	-

(a) Includes services for resale to third parties and for internal use.

(In millions of Canadian dollars except share data) (unaudited)

8. Related Party Information (continued)

As part of the extended exclusive distribution agreement signed in 2001 with Bell Canada, the Company derives revenue from Bell Canada (included in the related party amount) and directly from other customers with Bell Canada acting as an agent (excluded from the related party amount). Included in related party revenue is the amount derived directly from Bell Canada in the amount of $6.8 million $(17.9 million) and $31.2 million $(51.5 million) for the three and nine-month periods ended September 30, 2003 (2002), respectively. Under the distribution agreement the amount derived from other customers with Bell Canada acting as an agent is $17.4 million $(12.1 million) and $43.9 million $(45.2 million) for the three and nine-month periods ended September 30, 2003 (2002) and are excluded from the related party amount.

Included in direct costs and expenses is $20.2 million $(25.0 million) and $62.7 $(80.3 million) for the three and nine-month periods ended September 30, 2003 (2002) related to the extended service agreement signed with BCE Nexxia in 2001.

The balance sheet includes the following balances with BCE Inc. and other companies in the BCE group subject to common control:

	As at September 30, 2003	As at December 31, 2002
Accounts receivable	12.3	28.1
Other current assets	11.6	-
Accounts payable and accrued liabilities	50.9	53.7
Deferred revenue	6.8	6.2
Long term debt	-	0.1

From time to time the Company undertakes short-term investments with BCE Inc., and other companies in the BCE group, in order to benefit from preferential interest rates. As at September 30, 2003 the Company had no amount invested with the BCE Group ($65.0 million, repayable on demand and bearing interest of Canadian prime less 1.85%, for an effective rate of 2.65% as at September 30, 2002).

Tax loss monetization structure

As part of a tax loss consolidation strategy, the Company recorded accrued interest income of $14.0 million and $38.1 million for the three and nine-month periods ended September 30, 2003. The Company also incurred accrued interest expense of $9.7 million and $26.5 million for the three and nine-month periods ended September 30, 2003. For income tax purposes, the $14.0 million and $38.1 million of interest income for the three and nine-month periods ended September 30, 2003 increase the taxable income of the Company and accelerate the use of the Company's tax attributes resulting in $4.4 million and $12.0 million reductions in future income tax assets in Canada for the three and nine-month periods ended September 30, 2003.

The net interest amounts of $4.3 million and $11.6 million for the three and nine-month periods ended September 30, 2003 have been recorded as interest revenue and are included in other current assets on the balance sheet. The accrued interest income and accrued interest expense are to be received and paid, respectively, on the last business day of February 2004.

The capital arrangements associated with the tax structure were initiated by the Company with a temporary loan of $1.0 billion from its banker. The funds were then advanced to Bell Canada through a subordinated demand loan at a rate of interest equal to 5.567%. The loan is unsecured and subordinated, is payable on demand and may be repaid at any time.

8. Related Party Information (continued)

A wholly owned subsidiary of the Company then issued preferred shares to Bell Canada in exchange for $1.0 billion in cash. The preferred shares are non-voting, cumulative, redeemable and retractable at any time. They currently pay a dividend of 3.870% per annum. The interest rate on the loan to Bell Canada and the dividend rate on the preferred shares are reset at the beginning of each year. Subsequently, the wholly owned subsidiary loaned the preferred share issue proceeds of $1.0 billion to its parent company, on an interest-free basis. This loan is payable on demand and may be repaid at any time. The Company then repaid the temporary loan of $1.0 billion to its banker. Either party may terminate these agreements at any time.

The Company has the legal right to offset the demand loan receivable from Bell Canada against the preferred shares issued to Bell Canada and intends to do so. As a result, these items, as well as the related interest income and interest expense representing the dividend payable on the preferred shares have been presented on a net basis.

9. Guarantees

In the normal course of business, the Company enters into numerous agreements that may contain features that meet the AcG-14 definition of an indemnification and guarantees to counterparties in transactions such as business dispositions, the sale of assets, the sale of services and licenses.

These indemnification undertakings and guarantees may require the Company to compensate the counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, valuation differences, claims that may arise while providing services, or as a result of litigation that may be suffered by the counterparties.

In the context of business dispositions or the sale of assets, the Company may from time to time agree to compensate the purchaser for the resolution of contingent liabilities of the disposed businesses or assets or the reassessment of prior tax filings of the corporations carrying on the business. The term and amount of such

indemnification will generally be limited by the agreement. The maximum potential exposure, under these guarantees represented a cumulative amount of approximately $121.0 million. However, based on the Company's experience, the Company believes that any potential payment will not be significant.

During the course of our operations, the Company provides indemnification agreements to counterparties in transactions such as the sale of services, purchase and licenses. These indemnification agreements require the Company to compensate the counterparties for costs incurred as a result of litigation claims or statutory sanctions or damages that may be suffered by the counterparty as a consequence of the agreement. The term of these indemnification agreements will vary based upon the contract. The nature of the indemnification agreements prevent the Company from making a reasonable estimate of the maximum potential amounts that the Company could be required to pay the counterparties. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, the Company has not made any significant payments under such indemnification agreements.

Management's discussion and analysis of financial condition and results of operations for the three months ended September 30, 2003

Management's discussion and analysis (MD&A) provides a review of the performance of our Company and should be read in conjunction with the unaudited consolidated financial statements and notes thereto for the third quarter of 2003 and 2002, with the MD&A in the 2002 Annual Report including the section on risks and uncertainties, and with the audited consolidated financial statements for 2002 and notes thereto in the 2002 Annual Report. The risk factors set out in our MD&A in the 2002 Annual Report and in our 2002 Annual Information Form filed with Canadian regulatory authorities are herein incorporated by reference and remain substantially unchanged.

We prepare our financial statements in accordance with Canadian generally accepted accounting principles. All dollar figures are in Canadian dollars unless otherwise indicated. Where we say "we", "us", "our" or the "Company" we mean BCE Emergis Inc. and its subsidiaries.

OVERVIEW

Consolidated statements of earnings

Three months ended September 30, 2003 compared with the three months ended September 30, 2002

- Total revenue decreased 13% to $117.2 million from $135.1 million (an 8% decrease in core revenue and a 29% decrease in non-core revenue)
- Significant impacts on total revenue include a $6.3 million decrease due to the impact of the stronger Canadian dollar on our U.S.-sourced revenue and a $10.5 million decrease in non-core revenue
- 89% of total revenue was recurring compared to 91%
- 44% of total revenue was U.S.-sourced compared to 43%
- *"Earnings before under-noted items"*[1] increased 9% to $20.2 million from $18.5 million
- Net income increased 29% to $6.2 million or $0.06 per share from $4.8 million or $0.05 per share

Nine months ended September 30, 2003 compared with the nine months ended September 30, 2002

- Total revenue decreased 11% to $365.3 million from $409.0 million (a 3% decrease in core revenue and a 29% decrease in non-core revenue)
- Significant impacts on total revenue include a $13.5 million decrease due to the impact of the stronger Canadian dollar on our U.S.-sourced revenue and a $33.6 million decrease in non-core revenue
- 89% of total revenue was recurring compared to 91%
- 45% of total revenue was U.S.-sourced revenue compared to 41%
- *"Earnings before under-noted items"* increased 521% to $58.4 million from $9.4 million (before restructuring and other charges) (reported *"earnings before under-noted items"* in 2002 was $(109.6) million)
- Net income increased to $16.9 million or $0.17 basic earnings per share compared to a net loss of $(21.8) million or $0.21 loss per share (before restructuring and other charges) (reported net loss in 2002 was $(118.9) million or $1.17 loss per share)

Consolidated balance sheets

September 30, 2003 compared with December 31, 2002

- Cash and temporary cash investments increased by $19.9 million
- $69.4 million decrease in foreign currency translation adjustment from activities related to U.S. operations
- $25.5 million decrease in long-term debt

Consolidated statements of cash flows

- Cash flow from operating activities increased by $34.0 million for the three months ended September30, 2003, compared with the three months ended September30, 2002.
- Cash flow from operating activities increased by $72.2 million for the nine months ended September30, 2003, compared to the nine months ended September 30, 2002.

[1] As presented in our interim financial statements of September 30, 2003

Operating Highlights

In the eLending area, BCE Emergis and the Federal Home Mortgage Corporation (Freddie Mac) have agreed to negotiate the marketing of BCE Emergis' on-line workflow and processing tools for mortgages in the U.S. These negotiations are part of an overall agreement reached by the parties that included the termination of an existing marketing agreement. Under the terms of this agreement, Freddie Mac paid $30.5 million USD representing an acceleration of previous financial commitments and BCE Emergis repaid the $12.0 million USD promissory note issued to Freddie Mac in connection with its acquisition of Freddie Mac's on-line mortgage processing and closing technology tools last year.

BCE Emergis intends to use the funds received from Freddie Mac to continue lender and settlement report vendor implementations, complete the development of its comprehensive eLending mortgage loan processing platform, and assist in the deployment of its services. With this agreement, the Company will have increased flexibility to intensify marketing and channel activities in order to accelerate the pace of adoption of eLending. It will continue to develop existing relationships, while developing new channel relationships to help deliver eLending solutions.

Corporate structure change

As of January 1, 2003, we altered our corporate structure to reflect our vertical industry focus across North America in the financial services and health sectors. As a result, the BCE Emergis - Canada, and BCE Emergis - United States business units have been combined to form the *eFinance Solutions* business unit. This unit includes the following lines of business: eLending Solutions, ePayment Solutions, and eBusiness Solutions, with the latter including activities conducted with and through the Bell Canada distribution channel. The *eHealth Solutions Group, North America*, business unit has remained substantially unchanged. We have restated comparative results to reflect this.

Change in revenue definition and classification

Effective January 1, 2003, we modified the definition of recurring and non-recurring revenue and reclassified certain types of revenue generated by the sale of services or products. Certain types of revenue related to multiple element arrangements or contracts (such as fees for professional services and activations, as well as initial software license fees) which are recognized pursuant to GAAP over the life of the contract, are now reported as recurring revenue. In prior years, such revenue was reported as non-recurring. The impact of this change on prior years' revenue and on revenue in the same quarter in 2002 is not significant.

Total revenue definition

Total revenue, includes core and non-core revenue, by business unit. Non-core revenue includes the Bell Canada legacy contract [2], as well as revenue from other non-core and exited products.

[2] The three-year distribution agreement with Bell Canada for legacy products extended in September 2001

REVENUE FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2003

Three months ended September 30, 2003 compared with the three months ended September 30, 2002

	2003 (in $ millions)				2002 (in $ millions)			
	Recurring	Non-recurring	Total	% of total	Recurring	Non-recurring	Total	% of total
Core eFinance Solutions	27.7	11.3	39.0	33	27.1	6.8	33.9	25
Non-core eFinance Solutions	22.7	0.9	23.6	20	30.5	1.2	31.7	23
eFinance Solutions	50.4	12.2	62.6	53	57.6	8.0	65.6	48
Core eHealth Solutions	51.4	0.8	52.2	45	60.4	4.3	64.7	48
Non-core eHealth Solutions	2.4	-	2.4	2	4.8	-	4.8	4
eHealth Solutions	53.8	0.8	54.6	47	65.2	4.3	69.5	52
Total core revenue	79.1	12.1	91.2	78	87.5	11.1	98.6	73
Total non-core	25.1	0.9	26.0	22	35.3	1.2	36.5	27
Total revenue	104.2	13.0	117.2	100	122.8	12.3	135.1	100

Total revenue decreased to $117.2 million from $135.1 million last year as a result of a $10.5 million decrease in non-core revenue and a $7.4 million decrease in core revenue. There was a $6.3 million negative impact of foreign exchange on our U.S.-sourced revenue.

Total core revenue decreased to $91.2 million from $98.6 million last year, mainly due to the negative impact of foreign exchange.

Non-core revenue includes $24.2 million in revenue from the Bell Canada legacy contract, which was down $5.8 million from the prior period, and $1.8 million in other non-core and exited products, which was down $4.7 million from the prior period.

U.S.-sourced revenue represented 19% of total eFinance Solutions revenue and 72% of eHealth Solutions revenue.

Recurring / non-recurring revenue

Recurring revenue for the current period totalled $104.2 million (89% of total revenue) compared with $122.8 million (91% of total revenue) in 2002, reflecting a $10.2 million decrease in non-core recurring revenue and an $8.4 million decrease in core recurring revenue. This decrease in core recurring revenue resulted from a $9.0 million decrease in contribution from the eHealth Solutions business unit, relating mainly to eHealth Solutions (U.S.) and the negative impact of the stronger Canadian dollar, partly offset by a 21% higher contribution from Health Solutions (Canada). Non-core recurring revenue decreased due to fixed revenue reductions in the Bell legacy contract.

Non-recurring revenue amounted to $13.0 million (11% of total revenue) compared with $12.3 million (9% of total revenue) during the same period last year. Revenue from the implementation of mortgage lenders and service vendors from eLending in the U.S. and eSecurity professional fees were the major contributors to non-recurring revenue in the third quarter 2003. In the third quarter 2002, the main source of non-recurring revenue related to work performed for the Workplace Safety and Insurance Board of Ontario (WSIB) and to the Visa Commerce project.

Related-party revenue

Related-party revenue, which is generated from other members of the BCE group, totalled $19.5 million for the current period compared to $33.1 million for the same period last year. This decrease is mainly due to the fixed revenue reduction related to the Bell Canada legacy contract, as well as to lower revenue from professional services.

In the current quarter, a tax monetization structure with Bell Canada generated additional net interest income of $4.3 million and a provision (deferred) for income taxes in the amount of $4.4 million, for a net impact of $(0.1) million on net income. Further details of this structure are included in *Note 7* to the *Interim financial statements*.

Revenue by business unit

eFinance Solutions

This unit's overall revenue slightly decreased to $62.6 million (53% of total revenue) from $65.6 million (48% of total revenue) for the same quarter last year. This unit's core revenue was $39.0 million in 2003 compared to $33.9 million in 2002, representing an increase of $5.1 million or 15%.

Core recurring revenue amounted to $27.7 million for the current quarter compared with $27.1 million in 2002, representing an increase of $0.6 million or 2% compared to the same period last year, mainly due to the growth of its ePayment solutions line of business, mitigated by the negative impact of foreign exchange.

Core non-recurring revenue increased by $4.5 million, from $6.8 million in 2002 to $11.3 million in 2003. This increase was mainly due to non-recurring revenue from professional services rendered by our eLending business in the U.S.

Lines of business:

- *eBusiness Solutions* - Core revenue from this line of business (substantially the former *BCE Emergis - Canada*) increased by 4% compared with the same period last year due to an increase in both recurring and non-recurring core revenue generated by our eSecurity solutions.

- *ePayment Solutions* - This line of business includes our Visa Commerce and eInvoicing solutions. Core revenue from this line decreased by 21% compared with the same period last year due to the reduction of non-recurring revenue from professional services, partly offset by the growth in recurring revenue. Core recurring revenue increased by 39% excluding the negative impact of foreign exchange.

- *eLending Solutions* - This line of business includes our eLending services in the U.S. and in Canada. Core revenue from the line of business increased 151% compared to the third quarter of 2002. Substantially all of the current quarter's revenue represented non-recurring professional service fees related to the implementation of mortgage service vendors and lenders on the U.S. eLending platform. In 2003, non-recurring revenue is expected to remain a significant part of the total revenue of this line of business.

eHealth Solutions, North America

This unit generated revenue of $54.6 million (47% of total revenue) during the current period compared with $69.5 million (52% of total revenue) for the same period in 2002. Core revenue was $52.2 million for the current period, compared with $64.7 million for the same period in 2002.

Core recurring revenue decreased to $51.4 million from $60.4 million for the same quarter last year representing a lower contribution of eHealth Solutions (U.S.). Core non-recurring revenue decreased to $0.8 million from $4.3 million in the same quarter last year due to lower professional fees generated by the Company's project for the WSIB, which is now substantially implemented.

Lines of business:

- *eHealth Solutions (Canada)* - This line of business showed a 21% increase in core recurring revenue, principally due to an increase in claims volume related to our initiative with the WSIB. Non-recurring revenue decreased significantly due to a decrease in professional fees from the implementation of the WSIB initiative, which represented most of the non-recurring revenue for the prior period.

- *eHealth Solutions (U.S.)* - Revenue of this line of business decreased compared with the third quarter of 2002 mainly as a result of the non-renewal of two care management contracts, one of which ended in July 2002 and the other in April 2003, and from the negative impact of the foreign exchange rate on U.S.-sourced revenue. Total revenue decreased by US$3.7 million or 11% compared to the same period last year.

REVENUE FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003

Nine months ended September 30, 2003, compared with the nine months ended September 30, 2002

	2003 (in $ millions)				2002 (in $ millions)			
	Recurring	Non-recurring	Total	% of total	Recurring	Non-recurring	Total	% of total
Core eFinance Solutions	81.1	32.9	114.0	31	76.5	17.0	93.5	23
Non-core eFinance Solutions	72.0	2.8	74.8	21	99.1	3.7	102.8	25
eFinance Solutions	153.1	35.7	188.8	52	175.6	20.7	196.3	48
Core eHealth Solutions	164.8	2.7	167.5	46	182.8	15.3	198.1	48
Non-core eHealth Solutions	9.0	-	9.0	2	14.6	-	14.6	4
EHealth Solutions	173.8	2.7	176.5	48	197.4	15.3	212.7	52
Total core revenue	245.9	35.6	281.5	77	259.3	32.3	291.6	71
Total non-core	81.0	2.8	83.8	23	113.7	3.7	117.4	29
Total revenue	326.9	38.4	365.3	100	373.0	36.0	409.0	100

Total revenue was $365.3 million compared to $409.0 million for the same period last year, representing an 11% decrease due to lower non-core revenue of $33.6 million and to lower core revenue of $10.1 million. There was a $13.5 million negative impact of foreign exchange on our U.S.-sourced revenue.

Total core revenue amounted to $281.5 million compared to $291.6 million for the same period in 2002, representing a $10.1 million decrease due to lower core eHealth Solutions revenue of $30.6 million including the negative impact of foreign exchange, partly offset by higher eFinance Solutions revenue of $20.5 million.

Total non-core revenue decreased $33.6 million to $83.8 million from $117.4 million in 2002. Non-core revenue includes $75.1 million in revenue generated from the Bell Canada legacy contract, a decrease $21.6 million from the same period last year. Other non-core and exited product revenue amounted to $8.7 million, a decrease of $12.0 million.

U.S.-sourced revenue represented 20% of total eFinance Solutions revenue and 72% of eHealth Solutions revenue.

Recurring / non-recurring revenue

Recurring revenue for the current period totalled $326.9 million, (89% of total revenue) compared with $373.0 million (91% of total revenue) for the same period in 2002. Core recurring revenue decreased $13.4 million to $245.9 million mainly due to an $18.0 million decrease in contribution from eHealth Solutions as a result of a lower contribution from eHealth Solutions (U.S.) and the negative impact of foreign exchange, partly offset by a $6.9 million higher contribution from eHealth Solutions (Canada). eFinance Solutions core recurring revenue increased by $4.6 million or 6% mainly as a result of new revenue under existing contracts in the eBusiness Solutions and ePayment Solutions business lines.

Non-recurring revenue amounted to $38.4 million (11% of total revenue) in the current period, compared with $36.0 million (9% of total revenue) during the same period last year. Revenue from the implementation of mortgage lenders and service vendors on our eLending business line in the U.S., as well as from our eSecurity solutions, were the main contributors to non-recurring revenue for current period. For 2002, non-recurring revenue related to work performed for the Ontario WSIB and to our eSecurity solutions.

Related-party revenue

Related-party revenue from the BCE group was $69.5 million, compared with $109.7 million for the same period last year, representing 19% and 27% of total revenue, respectively. This decrease is mainly due to the fixed reduction in revenue under the Bell Canada legacy contract, as well as to lower non-recurring revenue from professional services.

A tax monetization structure with Bell Canada generated additional net interest income of $11.6 million and a provision (deferred) for income taxes in the amount of $12.0 million for a net impact of $(0.4) million on net income for the nine months ended on September 30, 2003.

Revenue by business unit

eFinance Solutions

This unit's overall revenue decreased to $188.8 million from $196.3 million for the first nine months of last year mainly as a result of a $28.0 million decrease in non-core revenue. This unit's core revenue increased 22% or $20.5 million to $114.0 million in 2003 compared to $93.5 million in the first nine months of 2002.

Core recurring revenue increased $4.6 million or 6% to $81.1 million compared with $76.5 million in 2002.

Core non-recurring revenue increased by $15.9 million from $17.0 million in 2002 to $32.9 million in 2003, mainly due to professional services rendered by our eLending business in the U.S.

Lines of business:

- *eBusiness Solutions* – Core revenue from this line of business remained constant compared to the same period in 2002. Recurring revenue generated by eSecurity solutions was offset by lower non-recurring revenue.

- *ePayment Solutions* – Core revenue from this line of business increased by 11% compared with the same period last year due to the receipt of nine months of minimum payments from Visa in 2003 compared to six months in 2002, and to the continued adoption of our eInvoicing solution. Core recurring revenue excluding the impact of foreign exchange increased by 36%.

- *eLending Solutions* – Core revenue from this line of business increased by 192% compared with the first nine months of 2002. The majority of the current period's revenue represented non-recurring professional services fees related to the implementation of mortgage service vendors and lenders onto the U.S. eLending platform.

Revenue for these three lines of business is dependent upon the continued adoption of our technologies and the successful marketing of our products by our distribution partners, mainly Bell Canada, Visa and other major institutions, and as well as our capability to develop products capable of meeting the requirements of clients and distribution partners, such as Freddie Mac. The eFinance Solutions unit includes a number of solutions that are in early stages of development and as such continued to generate significantly lower *"earnings before under-noted items"* in the first nine months of 2003 than our eHealth Solutions unit.

eHealth Solutions, North America
This unit generated revenue of $176.5 million (48% of total revenue) compared with $212.7 million (52% of total revenue) for the corresponding period in 2002. Core revenue was $167.5 million compared with $198.1 million for 2002. The decrease of $30.6 million was due to a decrease in core recurring revenue of $18.0 million and a decrease in core non-recurring revenue of $12.6 million.

Lines of business:

- *eHealth Solutions (Canada)* - This line of business experienced a 14% decrease in core revenue compared to the same period in 2002 mainly due to a 91% decrease in non-recurring revenue, partly offset by a 22% increase in recurring revenue reflecting the transition of our initiative with the WSIB from development phase into production.

- *eHealth Solutions (U.S.)* - Revenue from this line of business decreased $24.0 million or 16% compared to the first nine months of 2002 mainly as a result of the non-renewal of two customer contracts in the care management area, one of which ended in July 2002 and the other in April 2003, and from the negative impact of foreign exchange. Total revenue decreased by US$8.5 million or 9% compared to the same period in 2002.

The eHealth Solutions, North America business unit continues to focus on operational excellence, improving customer satisfaction and increasing sales to grow its revenue base through the expansion of its product offering and the cross-selling of network and care management services. With the majority of its evenue base in the U.S., the revenue contribution of eHealth Solutions has been negatively impacted by the strengthening of the Canadian dollar. We continue to see limited progress in our attempts to leverage our network of payors and providers to develop and sell eBusiness Solutions in the U.S. health care market. The eHealth Solutions business unit operates in mature markets and, of our two business units, was the more important contributor to *"earnings before under-noted items"* by a very large measure in the first nine months of 2003, with eHealth Solutions (U.S.) being the most significant generator.

COSTS AND EXPENSES

Direct costs and gross margin
Three months ended September 30, 2003, compared with the three months ended September 30, 2002

	2003		2002	
Direct Costs	**$ millions**	**% of revenue**	**$ millions**	**% of revenue**
eFinance Solutions	16.1	26	21.4	33
eHealth Solutions	9.4	17	8.4	12
	25.5	22	29.8	22

	2003		2002	
Gross margin	**$ millions**	**Gross margin %**	**$ millions**	**Gross margin %**
eFinance Solutions	46.5	74	44.2	67
eHealth Solutions	45.2	83	61.1	88
	91.7	78	105.3	78

eFinance Solutions - The reduction in direct costs was principally caused by the reduction of direct costs related to the Bell Canada legacy contract. Gross margin increased year over year mainly as a result of non-recurring revenue received from Freddie Mac in 2003.

eHealth Solutions - Direct costs were virtually stable quarter over the quarter. Gross margin decreased quarter over quarter mainly as a result of higher non-recurring revenue received from the WSIB initiative in the third quarter of 2002 compared to the current quarter

Nine months ended September 30, 2003, compared with the nine months ended September 30, 2002

	2003		2002	
Direct Costs	**$ millions**	**% of revenue**	**$ millions**	**% of revenue**
eFinance Solutions	50.0	27	68.1	35
eHealth Solutions	28.2	16	27.0	13
	78.2	21	95.1	23

	2003		2002	
Gross margin	**$ millions**	**Gross margin %**	**$ millions**	**Gross margin %**
eFinance Solutions	138.8	73	128.2	65
eHealth Solutions	148.3	84	185.7	87
	287.1	79	313.9	77

eFinance Solutions - The reduction in direct costs was principally caused by the reduction of direct costs related to the Bell Canada legacy contract. Gross margin increased year over year mainly as a result of non-recurring revenue received from Freddie Mac in 2003.

eHealth Solutions - Direct costs were relatively stable year over year.

Expenses

	Three months ended September 30				Nine months ended September 30			
	2003		2002		2003		2002	
	$ millions	% of revenue	*$ millions*	% of revenue	*$ millions*	% of revenue	*$ millions*	% of revenue
Expenses								
Operations	36.9	31	44.1	32	121.2	33	143.1	35
Sales & Marketing	9.6	8	15.7	12	33.6	9	54.3	13
Research & Development	12.3	11	15.7	12	36.3	10	63.2	15
General & Administrative	12.7	11	11.3	8	37.6	10	43.9	11
Total Expenses before:	71.5	61	86.8	64	228.7	62	304.5	74
Restructuring and Other charges	-	-	-	-	-	-	119.0	-
Total Expenses	71.5	-	86.8	-	228.7	-	423.5	-
Headcount	2,025		2,170		2,025		2,170	

Three months ended September 30,2003, compared with the three months ended September 30, 2002

Overall expenses decreased by $15.3 million or 18% compared with the same period in 2002. The dollar and percentage decrease relate mostly to the reduction in headcount and related expenses resulting from the restructuring and cost-cutting initiatives we undertook in 2002. In addition, sales and marketing expenses were adjusted to reflect the reduction in revenue expected in 2003. The increase in general and administrative expenses related to higher professional fees associated with our business planning process and other corporate activities. The impact of the stronger Canadian dollar on U.S. source expenses, represented approximately 25% of the decrease in overall expenses.

Nine months ended September 30, 2003, compared with the nine months ended September 30, 2002
Overall expenses before the restructuring and other charges decreased by $75.8 million or 25% compared with the same period in 2002 for the reasons described above. The impact of foreign exchange represented approximately 10% of the decrease in overall expenses. In the second quarter of 2002, we took a one-time charge of $119.0 million for restructuring and other charges.

Depreciation

	Three months ended September 30 ($ millions)		**Nine months ended September 30 ($ millions)**	
	2003	**2002**	**2003**	**2002**
Depreciation	5.4	5.9	16.5	19.0

As of January 1, 2003, we reviewed the estimated useful lives of certain assets. As a result of this review, the estimated useful lives of computer equipment and assets under capital lease were increased from three years to a maximum of five years.

The decrease in depreciation for the current periods is the result of lower capital expenditures in both 2002 and 2003. The revision of the useful lives of certain assets reduced depreciation by some $0.5 million for the three months ended September 30, 2003 and $1.5 million for the nine months ended September 30, 2003.

Amortization of Intangibles

	Three months ended September 30 ($ millions)		**Nine months ended September 30 ($ millions)**	
	2003	**2002**	**2003**	**2002**
Amortization of intangibles	7.5	8.6	23.5	33.0

Amortization of intangibles decreased in the current periods mostly due to the write-down of intangible assets included in our restructuring and other charges in April 2002. The decrease was partly offset by the acquisition of intangibles in the second half of 2002.

Interest

For the three-month and nine months ended September 30, 2003, interest income increased by $3.9 million and by $10.6 million, respectively, compared to the same period in 2002 mainly due to our tax loss monetization structure as described in *note 7* to the *Interim financial statements*. Interest income related to our tax loss monetization structure was recorded in other current assets.

Income taxes

Income tax expense was $4.9 million in the three months ended September 30, 2003 compared with an income tax recovery of $0.5 million for the same period of 2002. The difference was attributable mainly to the increase in net income before tax resulting from increased earnings from operations in 2003, the absence in 2003 of the restructuring and other charges recorded in 2002, and interest revenue generated from transactions entered into in connection with our tax loss monetization structure.

For the nine months ended on September 30, 2003, income tax expense was $12.2 million compared with an income tax recovery of $43.0 million for the same period in 2002. This increase in income tax expense was due to the reasons indicated in our three-month comparison above.

NET INCOME (LOSS)

Net income for the three months ended September 30, 2003 was $6.2 million or $0.06 per share, an increase of $1.4 million compared with the third quarter of 2002, mainly due to a $1.7 million increase in *"earnings before under-noted items"*, reductions in depreciation expense and amortization of intangibles totalling $1.6 million, and a $3.9 million increase in interest income, partly offset by an increase in income taxes of $5.4 million.

Net income for the nine months ended September 30, 2003 was $16.9 million, an increase of $135.8 million compared to a net loss of $(118.9) million for the corresponding period in 2002. This increase was mainly due to the absence of restructuring charges of $119.0 million recorded in the third quarter of 2002, a $49.0 million increase in *"earnings before under-noted items"* (excluding the restructuring charges), partly offset by an increase in income taxes of $55.2 million.

LIQUIDITY AND CAPITAL RESOURCES

As of September 30, 2003, cash and temporary investments were $126.9 million, an increase of $24.0 million since June 30 and $19.9 million since December31, 2002. Working capital was $34.5 million, an increase of $0.3 million compared to June 30 and $20.2 million compared to December 31, 2002.

	Three months ended September 30 ($ millions)		Nine months ended September 30 ($ millions)	
	2003	**2002**	**2003**	**2002**
Cash flows from (used for) operating activities	55.5	21.5	73.8	1.6
Cash flows used for investing activities	(7.2)	(11.4)	(11.4)	(41.9)
Cash flows used for financing activities	(24.1)	(10.9)	(36.8)	(22.4)
Other	(0.2)	0.8	(5.7)	0.4
Increase (decrease) in cash position	**24.0**	-	**19.9**	(62.3)

Three months ended September 30, 2003, compared to the three months ended September 30, 2002
Compared to the corresponding period last year, cash flows from operating activities increased by $34.0 million mainly due to the impact on working capital of the US$30.5 million payment associated with our new agreement with Freddie Mac.

Cash flows used for investing activities were $7.2 million due to instalment payments of $3.9 million related to the previous acquisitions of BCE Emergis Technologies and Associates for Health Care, and the addition of capital assets in the amount of $3.3 million for product-related expenditures. During the corresponding quarter last year, $11.4 million were used for investing activities due to additions to capital assets in the amount of $5.6 million and instalment payments of $6.4 million relating to the acquisition of BCE Emergis Technologies.

Cash flows used for financing activities were $24.1 million compared to $10.9 million for the corresponding quarter of 2002. Both amounts were related to the repayment of long-term debt. In 2003, the figure includes the repayment of a promissory note of US$12.0 million issued to Freddie Mac.

The Company's cash position was reduced by $0.2 million by a foreign exchange loss on cash in foreign currencies compared to a gain of $0.8 million for the same period last year.

Nine months ended September 30, 2003, compared to the nine months ended September 30, 2002
Cash flows from operating activities in the current period increased by $72.2 million due primarily to the generation of positive net income from operations compared to a loss in the same period last year and to the US$30.5 million payment associated with our new agreement with Freddie Mac.

Cash flows used for investing activities were $11.4 million in the current period due mainly to capital asset additions of $8.7 million for product-related expenditures, and to instalment payments of $3.9 million related to previous acquisitions, partly offset by proceeds on the sale of an investment for $1.2 million. In the corresponding period last year, $41.9 million were used for investing activities associated with the acquisitions of e-route and Admar Group and instalment payments of previous acquisitions described in our three-month comparison above, and due to additions to capital assets of $14.0 million.

Cash flows used for financing activities of $36.8 million in the current period were mainly due to the repayment described in our three-month comparison above. In the corresponding period last year, $22.4 million were used for financing activities due to a $22.8 million repayment of long-term debt, partly offset by $0.4 million received from the issuance of common shares.

Foreign exchange loss amounted to $5.7 million compared to a gain of $0.4 million for the same period last year.

FUTURE ACCOUNTING CHANGE

The CICA issued new *Handbook Section 3063, Impairment of long-lived assets.* This section provides guidance on recognizing, measuring and disclosing the impairment of long-lived assets. This section also replaces the write-down provisions in *Section 3061, Property, plant and equipment.* Effective January 1, 2004, the standards require the recognition of an impairment loss for a long-lived asset to be held and used when events or changes in circumstances cause its carrying value to exceed the total undiscounted cash flows expected from its use and eventual disposition. The impairment loss is calculated by deducting the fair value of the asset from its carrying value. Management does not expect the adoption of the new standard to have a significant impact on its financial statements.

OUTLOOK

We generated positive "*earnings before under-noted items*" and positive net income in the first nine months of 2003, in line with our expectations. The impact of the stronger Canadian dollar has had a significantly lesser impact on "*earnings before under-noted items*" and earnings per share than it has had on revenue or operating expenses, since the Company's revenue and related operating expenses are, for the most part, geographically aligned.

Our revenue for the fourth quarter 2003 compared to that in 2002 is expected to be impacted by the same factors as those impacting revenue in the first nine months of this year, namely: the planned reduction in revenue related to the Bell Canada legacy contract, decreases in revenue from other non-core and exited products, the unfavourable impact of foreign exchange and lower revenue from our eHealth Solutions (U.S.) operations.

For the fourth quarter of 2003, we expect to see the continuing positive effect of our restructuring initiatives and of our 2003 business plan on our profitability. We will pursue our objectives of operational excellence and execution, cost control and growing sales - all of which should help to strengthen our position in the eBusiness market. In addition, we are pursuing internally funded acquisitions in the eFinance and eHealth areas in order to increase our market share and presence and to leverage our technology platforms. We expect to continue financing our capital expenditures and discharging our liabilities through internally generated funds and available credit facilities.

We are continuing to review the strategic fit of all of our lines of business. During the third quarter, we began our business planning process for 2004. The plan, which will be completed in the fourth quarter, will include an increased focus on those areas of eBusiness that offer the greatest opportunity for future growth.

FORWARD-LOOKING STATEMENTS

Certain statements made in this MD&A are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Other factors that could cause results or events to differ materially from current expectations include, among other things: general and economic factors; adoption of eBusiness, the adoption rate of our solutions by customers; response to industry's rapid pace of change; competition; operating results; success of U.S.-based operations; control by BCE; integration of past acquisitions; strategic relationships; dependence on contracting medical service providers; exposure to professional liability; defects in software or failures in the processing of transactions; security and privacy breaches; key personnel; protection of intellectual property; intellectual property infringement claims; integrity of public key cryptography technology; and industry and government regulation. For additional information with respect to certain of these and other factors, refer to BCE Emergis Inc.'s Annual Report (Management Discussion and Analysis) and the BCE Emergis Inc. Annual Information Form (Risks and Uncertainties) filed with the Canadian securities commissions.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS MD&A REPRESENT THE EXPECTATIONS OF BCE EMERGIS INC. AND ITS SUBSIDIARIES AS AT OCTOBER 21, 2003 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, BCE EMERGIS INC. AND ITS SUBSIDIARIES DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

82-5206

BCE Emergis provides Bell ExpressVu with webdoxs, Canada's leading online bill delivery service

Montréal, November 12, 2003 — BCE Emergis Inc. (TSX: IFM) announced today that Bell ExpressVu has selected its webdoxs™ online bill delivery service. Bell ExpressVu joins three other Bell Canada units that have already chosen BCE Emergis' market-leading eBilling solutions to deliver greater convenience and simplified service to their customers. With webdoxs, Bell ExpressVu customers will be able to receive, view, pay, print and file their bills directly from their participating online banking sites, where many of them are already paying those bills.

With the addition of Bell ExpressVu to webdoxs, Bell Canada customers across the country will have virtually all of their bills available electronically via one or more of BCE Emergis' eBilling services. These bills include Bell Canada wireline and wireless, and most recently, Bell Canada's One Bill, which allows Bell Canada customers who subscribe to more than one service to receive and pay a single bill.

"Offering integrated online billing is one way in which Bell ExpressVu is adding convenience to its billing services as we deliver greater simplicity and more innovative products to our customers," said Tim McGee, president of Bell ExpressVu. "We chose webdoxs to provide Bell ExpressVu customers with an easy way to receive and pay bills online through existing banking sites."

"We're pleased to be expanding the eBilling initiatives between Bell and BCE Emergis," said Stéphane Marceau, vice president of Bell Interactive, a division of Bell Canada that oversees online billing initiatives. "BCE Emergis direct and consolidator eBilling services allow Bell Canada companies to deliver more convenience to our customers through online banking channels, and at the same time, enable our innovative and market-leading eCare solutions."

"Bell Canada is considered a leader in electronic billing, and offers some of the most advanced eCare

solutions in Canada," said Marc Filion, executive vice president of BCE Emergis and president of webdoxs. "We're extremely pleased that Bell has once again chosen BCE Emergis as a partner in eBilling. It is also great news for our existing webdoxs customers, and for those eager to adopt eBilling."

Today, of the nearly 8 million consumers banking online in Canada, 95 percent have access to webdoxs through participating financial institutions—CIBC, Laurentian Bank, Mouvement Desjardins, National Bank of Canada, RBC Financial Group, Scotiabank and TD Canada Trust. webdoxs now has over 700,000 registered users. With the addition of Bell ExpressVu, the list of billers and bills continues to grow, with 87 billers now signed up, representing some 125 distinct bills. Canadian consumers can view and pay monthly bills, including cable and satellite TV, utility, telecommunications and major credit card bills as well as municipal tax bills, depending on their area of residence.

With more than 1.3 million customers, Bell ExpressVu is Canada's leader in digital home entertainment, nationally broadcasting more than 300 digital video and audio channels. Bell ExpressVu was launched in September, 1997 and since then has become the largest direct-to-home satellite company in Canada and the fastest growing in North America.

About Bell Canada
Bell Canada, Canada's national leader in communications, provides connectivity to residential and business customers through wired and wireless voice and data communications, local and long distance phone services, high speed and wireless Internet access, IP-broadband services, eBusiness solutions and satellite television services. Bell Canada is wholly owned by BCE Inc.

About BCE Emergis
BCE Emergis supplies eBusiness solutions to the financial services and health industries in North America, automating transactions between companies and allowing them to interact and transact electronically. The Company also provides cost containment services for medical claims, mainly through its preferred provider network. Its leading technologies are centred on claims and loan-related document processing, electronic bill presentment and payment solutions.

BCE Emergis customers include leading North American health insurers, top U.S. banks, the top six Canadian banks and a number of North America's largest enterprises. The Company's shares (TSX: IFM) are included in the S&P/TSX Composite Index.

For more information, visit the company's website at www.emergis.com.

Certain statements made in this press release are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Other factors that could cause results or events to differ materially from current expectations include, among other things: general and economic factors; adoption of eBusiness, the adoption rate of our solutions by customers; response to

industry's rapid pace of change; competition; operating results; success of U.S.-based operations; control by BCE; integration of past acquisitions; strategic relationships; dependence on contracting medical service providers; exposure to professional liability; defects in software or failures in the processing of transactions; security and privacy breaches; key personnel; protection of intellectual property; intellectual property infringement claims; integrity of public key cryptography technology; and industry and government regulation. For additional information with respect to certain of these and other factors, refer to BCE Emergis Inc.'s Annual Report (Management Discussion and Analysis) and the BCE Emergis Inc. Annual Information Form (Risks and Uncertainties) filed with the Canadian securities commissions.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT THE EXPECTATIONS OF BCE EMERGIS INC. AND ITS SUBSIDIARIES AS AT NOVEMBER 12, 2003 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, BCE EMERGIS INC. AND ITS SUBSIDIARIES DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

For additional information:

Ann-Marie Gagné
Corporate Communications
BCE Emergis
(514) 868-2361
ann-marie.gagne@emergis.com

Nathalie Moreau
Media Relations
Bell Canada
(514) 786-9716
namoreau@expressvu.com

John Gutpell
Investor relations
BCE Emergis
(514) 868-2232
john.gutpell@emergis.com

BCE Emergis © BCE Emergis Inc. 2000-2003

EmergisWeb Confidentiality

BCE Emergis

WARESOLUTIONS

News Release

BCE Emergis to acquire WARE Solutions

Montréal, Québec and Calgary, Alberta, November 18, 2003 — BCE Emergis Inc. (TSX: IFM) and WARE Solutions Corporation (TSX-V: WSN) of Calgary, Alberta announced today that they have signed a definitive agreement whereby BCE Emergis will acquire all of the issued and outstanding common shares of WARE Solutions for $4.95 million. Formed in 1998, WARE Solutions offers claims processing and adjudication systems to payer organizations, as well as Web-based practice management and clinical solutions to health care providers which will enhance BCE Emergis' offering and contribute to its growth strategy in Canada.

"Acquiring WARE Solutions and its technology will build on BCE Emergis' position as a leader in the drug and dental claims processing market in Canada," said Daniel Baron, president of BCE Emergis eHealth Solutions (Canada). "Through this acquisition we will enhance our service delivery platform. We will also be joined by the experienced WARE Solutions team."

BCE Emergis is offering to pay $0.2845 in cash for each WARE Solutions share (on a fully diluted basis). The transaction is expected to close in January 2004, and is subject to approval by at least two thirds of the votes cast by WARE shareholders. The transaction has the support of WARE's board of directors, and under the terms of the agreement, shareholders of WARE representing approximately 62 percent of the total WARE common shares outstanding have agreed to vote in favour of the transaction. A proxy circular calling a special meeting of WARE shareholders for the purpose of seeking approval of the transaction will be mailed to shareholders of WARE within the next few weeks. Completion of the transaction is also subject to certain customary conditions, such as the absence of material adverse change in the business of WARE and the receipt of regulatory approvals.

"This transaction makes sense for our shareholders as it offers them an attractive premium to the recent level of our share price," said John David, president and chief executive officer of WARE Solutions.

About WARE Solutions

WARE Solutions Corporation (TSX-V: WSN) is a health care technology company that builds, deploys and manages complex transactional and workflow based systems utilizing an open-systems technology framework. WARE's talented team of engineers and computer scientists have led the health care and insurance industries by delivering industry first, world-class systems to payer organizations, government agencies and health care providers.

WARE's business verticals include Internet-deployed practice management and clinical solutions to care providers through its wholly owned subsidiaries ebill.ca Inc. and Genie Computer Systems Inc.

and rules-based claims processing and adjudication systems to payer organizations marketed directly and through industry partners.

About BCE Emergis
BCE Emergis supplies eBusiness solutions to the financial services and health industries in North America, automating transactions between companies and allowing them to interact and transact electronically. The Company also provides cost containment services for medical claims, mainly through its preferred provider network. Its leading technologies are centred on claims and loan-related document processing, electronic bill presentment and payment solutions. BCE Emergis customers include leading North American health insurers, top U.S. banks, the top six Canadian banks and a number of North America's largest enterprises. The Company's shares (TSX: IFM) are included in the S&P/TSX Composite Index.

Certain statements made in this press release are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Other factors that could cause results or events to differ materially from current expectations include, among other things: general and economic factors, adoption of eBusiness, the adoption rate of our solutions by customers, response to industry's rapid pace of change, competition, operating results, success of U.S.-based operations, control by BCE, integration of past acquisitions, strategic relationships, dependence on contracting medical service providers, exposure to professional liability, defects in software or failures in the processing of transactions, security and privacy breaches, key personnel, protection of intellectual property, intellectual property infringement claims, integrity of public key cryptography technology, and industry and government regulation. For additional information with respect to certain of these and other factors, refer to BCE Emergis Inc.'s Annual Report (Management Discussion and Analysis) and the BCE Emergis Inc. Annual Information Form (Risks and Uncertainties) filed with the Canadian securities commissions.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT THE EXPECTATIONS OF BCE EMERGIS INC. AND ITS SUBSIDIARIES AS AT NOVEMBER 18, 2003 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, BCE EMERGIS INC. AND ITS SUBSIDIARIES DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

– 30 –

For additional information:

Ann-Marie Gagné
Corporate Communications
BCE Emergis
(514) 868-2361
ann-marie.gagne@emergis.com

John Gutpell
Investor Relations
BCE Emergis
(514) 868-2232
john.gutpell@emergis.com

John David
WARE Solutions
(403) 291-9678, ext. 225
john@ware-solutions.com

82-5206

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BCE Emergis' webdoxs reaches 720,000 registrations
Significant milestone for Canada's premier online bill delivery service

Montréal, November 27, 2003 — BCE Emergis (TSX: IFM) invited today its Québec partners and clients to mark webdox's achievements over its first three years of service. With a steady increase of 10% per quarter, webdoxs now counts over 720,000 registered users and more than 5 million documents delivered to consumers, confirming its position as the most widely adopted online bill delivery service in Canada. To date, 87 billers have signed up with webdoxs, representing some 125 distinct bills, allowing Canadian consumers to view and pay most of their regular bills directly from their bank's Web site.

"We are pleased that webdoxs has established itself as the number one bill presentment service in Canada, number one in consumer adoption, number one in billers and bill volume, as well as number one in consumer experience," said Marc Filion, executive vice president of BCE Emergis and president of webdoxs. "We are starting to see e-billing picking up in Canada and webdoxs, because it doesn't require users to develop completely new behaviour, is getting the biggest share of the market."

Today, of the nearly 8 million consumers banking online in Canada, 95 percent have access to webdoxs through participating financial institutions—CIBC, Laurentian Bank, Mouvement Desjardins, National Bank of Canada, RBC Financial Group, Scotiabank and TD Canada Trust.

Representing these financial institutions and committed partners, André Piette, executive director of business relations and technology at National Bank of Canada, mentioned that: "60% of the monthly repetitive bills paid online by Québec consumers are now available through their banking site with webdoxs. They can now get the four to seven bills from their banking sites reaching the critical mass needed to see adoption grow rapidly from now on."

Recent signings with webdoxs include: Québec municipalities of Saint-Hyacinthe and Sorel-Tracy, Canada's largest direct-to-home satellite company Bell ExpressVu, and regional utility company Union Energy.

"We are targeting continued improvement in penetration with the signing of new major billers such as utility companies and municipalities. Also contributing to this growth will be a new service release planned for spring 2004. This release will allow financial institutions to deliver webdoxs functionalities that are more fully integrated into their online banking environment, accelerating adoption and enhancing the consumer experience," added Marc Filion of BCE Emergis.

Emphasizing the value of financial institutions as the preferred channel for consolidating bill presentment in Canada, Miles Faulkner, principal of Faulkner Consulting from Toronto, and president of Interactive Advertising Bureau of Canada referred to a study on bill presentment, which his firm published last May. According to Faulkner, bill presentment is a significant opportunity for companies eager to capitalize on persistent targeted messages to their high value customers. The Faulkner study concludes that webdoxs provides a reach and frequency opportunity worth a minimum of $50,000 to companies with 50,000 customers that do online banking. This benefit is incremental to cost saving realized by paper suppression and reduced call volume to the company's customer service department.

About BCE Emergis
BCE Emergis supplies eBusiness solutions to the financial services and health industries in North America, automating transactions between companies and allowing them to interact and transact electronically. The Company also provides cost containment services for medical claims, mainly through its preferred provider network. Its leading technologies are centred on claims and loan-related document processing, electronic bill presentment and payment solutions. BCE Emergis customers include leading North American health insurers, top U.S. banks, the top six Canadian banks and a number of North America's largest enterprises. The Company's shares (TSX: IFM) are included in the S&P/TSX Composite Index.

Certain statements made in this press release are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Other factors that could cause results or events to differ materially from current expectations include, among other things: general and economic factors, adoption of eBusiness, the adoption rate of our solutions by customers, response to industry's rapid pace of change, competition, operating results, success of U.S.-based operations, control by BCE, integration of past acquisitions, strategic relationships, dependence on contracting medical service providers, exposure to professional liability, defects in software or failures in the processing of transactions, security and privacy breaches, key personnel, protection of intellectual property, intellectual property infringement claims, integrity of public key cryptography technology, and industry and government regulation. For additional information with respect to certain of these and other factors, refer to BCE Emergis Inc.'s Annual Report (Management Discussion and Analysis) and the BCE Emergis Inc. Annual Information Form (Risks and Uncertainties) filed with the Canadian securities commissions.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT THE EXPECTATIONS OF BCE EMERGIS INC. AND ITS SUBSIDIARIES AS AT NOVEMBER 27, 2003 AND, ACCORDINGLY, ARE SUBJECT TO

CHANGE AFTER SUCH DATE. HOWEVER, BCE EMERGIS INC. AND ITS SUBSIDIARIES DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

For additional information:

Ann-Marie Gagné
Corporate Communications
BCE Emergis
(514) 868-2361
ann-marie.gagne@emergis.com

John Gutpell
Investor Relations
BCE Emergis
(514) 868-2232
john.gutpell@emergis.com

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